Exhibit 12.2

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests (1)(2)(3)(4)(5)	$69,939	$193,457	$210,684	$69,099	$102,281
Add:
Distributed income of unconsolidated joint ventures	10,697	13,662	12,137	9,586	5,853
Amortization of capitalized interest	762	675	635	517	513
Interest expense	64,825	60,669	54,188	57,931	51,616
Portion of rent expense - interest factor	2,335	2,299	2,261	2,119	2,078
Total earnings	148,558	270,762	279,905	139,252	162,341

Fixed charges:
Interest expense	64,825	60,669	54,188	57,931	51,616
Capitalized interest and capitalized amortization of debt issue costs	2,416	2,382	3,791	5,318	1,628
Portion of rent expense - interest factor	2,335	2,299	2,261	2,119	2,078
Total fixed charges	$69,576	$65,350	$60,240	$65,368	$55,322

Ratio of earnings to fixed charges	2.1	4.1	4.6	2.1	2.9

(1)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended December 31, 2017, includes a $6.9 million gain on the sale of our outlet center in Westbrook, Connecticut and a $35.6 million loss on early extinguishment of debt related to the early redemption of senior notes due 2020.

(2)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended December 31, 2016, includes a gain on previously held interest in acquired joint ventures of $93.5 million associated with the acquisition of our Savannah and Westgate joint ventures, a $4.9 million gain on the sale of our outlet center in Fort Myers, Florida located near Sanibel Island, and $1.4 million gain on the sale an outparcel at our outlet center in Myrtle Beach, South Carolina located on Highway 5016.

(3)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended December 31, 2015, includes a gain of approximately $120.4 million on the sale of our equity interest in the Wisconsin Dells joint venture and on the sale of our Kittery I & II, Tuscola, West Branch and Barstow outlet centers.

(4)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended December 31, 2014 includes a $7.5 million gain on the sale of our Lincoln City outlet center and a $13.1 million loss on early extinguishment of debt related to the early redemption of senior notes due November 2015.

(5)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended December 31, 2013, includes a $26.0 million gain on a previously held interest in an acquired joint venture.